Exhibit 99.28(d)(xxiii)

February 24, 2015

Mr. David W. Rossmiller

Old Westbury Funds, Inc.
760 Moore Road

King of Prussia, PA 19406

Re:	Exclusion of Certain Assets from Investment Advisory Fee Calculation for Old Westbury Strategic Opportunities Fund Ltd.

Dear Mr. Rossmiller:

As you are aware, Bessemer Investment Management LLC (“BIM”) serves as the investment adviser to the Old Westbury Strategic Opportunities Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to an investment advisory agreement (the “Agreement”). Under the Agreement, the Fund has agreed to pay BIM an annual investment advisory fee at the rate of 1.10% of the Fund's average daily net assets on the Fund’s first $1.25 billion in assets; 1.05% on assets from $1.25 billion to $2.5 billion; and 1.00% on assets greater than $2.5 billion. As you are further aware, it is contemplated that BIM will also serve as the investment adviser to the OWF Strategic Opportunities Fund Ltd., a wholly owned subsidiary of the Fund (the “Subsidiary”), pursuant to a separate investment advisory agreement under which BIM will receive a separate investment advisory fee for its services. Under this new arrangement, the investment advisory services that BIM currently provides to the Fund will be provided on a bifurcated basis to the Fund and the Subsidiary.

To reflect this new arrangement, and to avoid any layering of investment advisory fees, BIM hereby agrees that the amount of the Fund's assets invested in the Subsidiary will be excluded from the investment advisory fee calculation for the Fund under the Agreement. This agreement will remain in effect until changed by the mutual agreement of BIM and the Corporation.

Very truly yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Rebecca H. Patterson
Name: Rebecca H. Patterson
Title: President

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name: David W. Rossmiller
Title: President